Exhibit 1(c)

AMENDED RESOLUTIONS ESTABLISHING THE SEPARATE ACCOUNT

Agent for Service

RESOLVED: that any officer of TIAA holding the title of Associate General Counsel, General Counsel or Chief Legal Officer be, and hereby is, appointed as agent for service under any registration statement for TIAA Separate Account VA-3 and is duly authorized to receive communications and notices from the SEC with respect thereto and to exercise powers given to such agent by the Securities Act of 1933 and the rules thereunder, and any other necessary acts; and

General

RESOLVED: that the appropriate officers of TIAA be, and hereby are, authorized to execute and deliver such agreements and other documents and do such acts and things as each of them deem necessary or desirable to carry out the foregoing resolutions and intent and purposes thereof.